UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

J. Alexander’s Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

466096104
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd.
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 16th Floor Atlanta, GA 30309 Tel: (404) 572-6600	Steve Wolosky Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, NY 10022 Tel: (212) 451-2333

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 466096104	Page 2 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 521,524
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 521,524
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,524
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 466096104	Page 3 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 547,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 547,881
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,881
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 466096104	Page 4 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 547,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 547,881
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,881
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 5 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ben Rosenzweig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,029
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,029
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,029
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 6 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,815
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,815
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,815
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 466096104	Page 7 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,815
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,815
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,815
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 466096104	Page 8 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,815
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,815
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,815
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 466096104	Page 9 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,815
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,815
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,815
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 466096104	Page 10 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,815
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,815
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,815
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 11 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Todd Diener
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14		TYPE OF REPORTING PERSON IN

CUSIP No. 466096104	Page 12 of 19 Pages

 SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons on November 3, 2011, with respect to the Common Stock, par value $0.05 per share of J. Alexander’s Corporation, a Tennessee corporation (the “Company”), as amended by Amendment No. 1 on Schedule 13D filed on December 23, 2011 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 2.       Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)           This statement is being filed by Privet Fund LP (“Privet Fund”), a Delaware limited partnership, Privet Fund Management LLC, a Delaware limited liability company (“Privet Management”), Ryan Levenson (“Mr. Levenson”), Ben Rosenzweig (“Mr. Rosenzweig,” and, together with Privet Fund, Privet Management and Mr. Levenson, the “Privet Parties”), JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”), JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), James C. Pappas (“Mr. Pappas,” and, together with JCP Partnership, JCP Partners, JCP Holdings and JCP Management, the “JCP Parties”) and Todd Diener (“Mr. Diener”) (the foregoing persons are hereinafter referred to collectively as the “Reporting Persons”).

Privet Management serves as the general partner of Privet Fund.  Mr. Levenson serves as the Managing Member of Privet Management.  By virtue of these relationships, Privet Management may be deemed to hold shared voting and dispositive power to and beneficially own the shares owned directly by Privet Fund, and Mr. Levenson may be deemed to hold shared voting and dispositive power to and beneficially own the shares both directly and beneficially owned by Privet Management.

JCP Partners serves as the general partner of JCP Partnership, JCP Holdings serves as the general partner of JCP Partners and JCP Management serves as the investment manager of JCP Partnership.  Mr. Pappas serves as the Managing Member of JCP Management and sole member of JCP Holdings. By virtue of these relationships, each of JCP Partners, JCP Holdings and JCP Management may be deemed to hold shared voting and dispositive power to and beneficially own the shares owned directly by JCP Partnership, and Mr. Pappas may be deemed to hold shared voting and dispositive power to and beneficially own the shares beneficially owned by JCP Management and JCP Holdings.

(b)           The address of the principal business and principal office of the Privet Parties is 3280 Peachtree Rd., Suite 2670, Atlanta, GA 30305.  The address of the principal business and principal office of the JCP Parties is 1177 West Loop South, Suite 1650, Houston, Texas 77027.  The principal business address of Mr. Diener is 4901 Lorraine Drive, Frisco, Texas 75034.

CUSIP No. 466096104	Page 13 of 19 Pages

(c)           The principal business of Privet Management is providing administrative and management services to Privet Fund. The principal business of Privet Fund is investing in securities.  The principal occupation of Mr. Levenson is serving as the Managing Member of Privet Management. The principal occupation of Mr. Rosenzweig is as an Analyst at Privet Management. The principal business of JCP Partnership is investing in securities. The principal business of JCP Partners is serving as the general partner of JCP Partnership. The principal business of JCP Holdings is serving as the general partner of JCP Partners. The principal business of JCP Management is serving as the investment manager of JCP Partnership. The principal occupation of Mr. Pappas is serving as the Managing Member of JCP Management and sole member of JCP Holdings. The principal occupation of Mr. Diener is as a private investor.

(d)           During the last 5 years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last 5 years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Privet Fund and Privet Management are organized under the laws of the State of Delaware. JCP Partnership, JCP Partners, JCP Holdings and JCP Management are organized under the laws of the State of Texas.   Mr. Levenson, Mr. Rosenzweig, Mr. Pappas and Mr. Diener are citizens of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

        The aggregate purchase price of the 752,725 shares of Common Stock beneficially owned by the Reporting Persons is approximately $4,545,021, not including brokerage commissions, of which approximately $3,188,175 was funded with partnership funds of Privet Fund, $150,169 was funded with assets under separately managed accounts with Privet Management, $18,174 was funded with personal assets of  Mr. Rosenzweig, and $1,188,504 was funded with working capital of JCP Partnership. The Reporting Persons may effect purchases of securities through margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired their shares of Common Stock for investment.  The Reporting Persons purchased shares of Common Stock because they believed that the shares may present significant opportunities for realization of increased stockholder value.

CUSIP No. 466096104	Page 14 of 19 Pages

On January 30, 2012,  Messrs. Levenson and Rosenzweig had a telephone call with the Company’s Chief Financial Officer and Secretary and the Company’s outside counsel.  During this call, Messrs. Levenson and Rosenzweig attempted to engage in a discussion regarding the composition of the Company’s Board of Directors.  Messrs. Levenson and Rosenzweig recommended individuals that they believed would provide valuable experience to the Company’s Board of Directors to assist the Company in improving its operational and financial performance.  Messrs. Levenson and Rosenzweig expressed the desire of the Privet Parties to work cooperatively and constructively with the Company’s management and Board of Directors to enhance shareholder value, indicating that they were prepared to entertain proposals that would enhance the capabilities of the Board of Directors in an effort to improve the Company’s operational and financial performance.  The Company declined to engage in discussions regarding the suggestions of the Privet Parties during the call.  As a result, immediately following the call, the Privet Parties provided the Company’s management with background information on the four individuals that had been suggested during the call by the Privet Parties for consideration as director candidates.  Mr. Levenson also requested a response from the Company by the close of business on Wednesday, February 1, 2012, as to whether the Company would consider nominating any or all of such individuals for election as directors at the upcoming 2012 Annual Meeting of Shareholders (the “Annual Meeting”).

On February 1, 2012, the Privet Parties received a letter from the Company’s Chief Executive Officer (who had not participated in the earlier telephone call) stating that the Company’s Board of Directors was unwilling to consider the individuals suggested by Messrs. Levenson and Rosenzweig as director candidates for election at the Annual Meeting.  In light of the Company’s response, the only remaining option available to the Privet Parties was to formally submit their nominations for director candidates in accordance with the Company’s Amended and Restated Bylaws (the “Bylaws”) in order to preserve their ability to bring shareholder nominations forward at the Annual Meeting.

On February 2, 2012, Privet Fund delivered notice to the Company (the “Nomination Notice”), pursuant to the requirements of the Company’s Bylaws, nominating Ryan Levenson and Ben Rosenzweig (the “Privet Nominees”), as well as Todd Diener and James Pappas (together with the Privet Nominees, the "Nominees"), for election as directors to the Company’s Board of Directors at the Company’s Annual Meeting.  A copy of this Nomination Notice (together with the transmittal e-mail responding to the February 1 letter from the Company’s Chief Executive Officer) is attached hereto as Exhibit 99.1 and incorporated herein by reference.  As required by the Company’s Bylaws, the Nomination Notice also served to notify the Company of the Privet Parties’ intent to deliver a proxy statement and form of proxy to holders of a sufficient number of the Company’s voting shares to elect the Nominees to the Company’s Board of Directors at the 2012 Annual Meeting in the event the Company declines to nominate the Nominees for election as directors.

On February 3, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, the Reporting Persons agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) solicit proxies or written consents for the election of the Nominees at the Annual Meeting, and (c) share expenses incurred in connection with the Reporting Persons’ activities as set forth therein. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.
.
The Reporting Persons plan to continuously evaluate, among other factors, the financial condition, results of operations, business and prospects of the Company, the securities markets in general and the market for the Common Stock in particular, prevailing economic conditions and expected trends, all with a view to determining whether to hold, decrease or increase their investment in the Common Stock, through open market, privately negotiated or any other transactions.

CUSIP No. 466096104	Page 15 of 19 Pages

In addition, based on the above discussions with the Company and subject to the factors described above, the Reporting Persons may have discussions with other stockholders regarding the Nominees, make proposals to the Company concerning changes to its strategy, capitalization, operations or Articles of Incorporation or Bylaws, or change their intention with respect to any and all matters referred to in this Item 4.

Item 5.        Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           As of the date of this filing, the Reporting Persons beneficially own 752,725 shares (the “Shares”), or approximately 12.6% of the outstanding Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Common Stock are calculated based on information included in the Form 10-Q filed by the Company for the quarterly period ended October 2, 2011, which reported that 5,993,453 shares of Common Stock were outstanding as of November 14, 2011.

(b)           By virtue of the relationships described in Item 2, Privet Management may be deemed to hold shared voting and dispositive power to and beneficially own both the Shares owned directly by Privet Fund and the 26,357 Shares held by Privet Management in a separately managed account pursuant to which the account owner has delegated sole voting and dispositive power to Privet Management; Mr. Levenson may be deemed to hold shared voting and dispositive power to and beneficially own the Shares beneficially owned by Privet Management; JCP Partners, JCP Holdings and JCP Management may be deemed to hold shared voting and dispositive power to and beneficially own the Shares owned directly by JCP Partnership; and Mr. Pappas may be deemed to hold shared voting and dispositive power to and beneficially own the Shares beneficially owned by JCP Management and JCP Holdings.  Mr. Pappas disclaims beneficial ownership of the shares held directly by JCP Partnership except to the extent of his pecuniary interest therein.

As a result of the formation of the group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Shares; however, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth herein.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(c)           Except as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected since the most recent filing of Schedule 13D by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)           The Shares beneficially owned by Privet Management include Shares held in a separately managed account pursuant to which the account owner has delegated sole voting and dispositive power to Privet Management. To the best knowledge of the Reporting Persons, no person other than the account owner is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP No. 466096104	Page 16 of 19 Pages

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

As described in more detail in Item 4 above, on February 3, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.  The information with respect to the Joint Filing and Solicitation Agreement set forth in Item 4 is incorporated by reference into this Item 6.

Other than the Joint Filing and Solicitation Agreement, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in response to Item 2, if any, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.       Materials to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit 99.1	Nomination Notice together with transmittal email.

Exhibit 99.2	Joint Filing and Solicitation Agreement.

CUSIP No. 466096104	Page 17 of 19 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2012
PRIVET FUND LP

By: Privet Fund Management LLC,
Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

/s/ Ryan Levenson
Ryan Levenson

/s/ Ben Rosenzweig
Ben Rosenzweig

JCP INVESTMENT PARTNERSHIP, LP

By: JCP Investment Management, LLC
Investment Manager

By:  /s/ James Pappas
Name: James Pappas
Title: Managing Member

CUSIP No. 466096104	Page 18 of 19 Pages

JCP INVESTMENT PARTNERS, LP

By: JCP Investment Holdings, LLC
General Partner

By:  /s/ James Pappas
Name: James Pappas
Title: Managing Member

JCP INVESTMENT HOLDINGS, LLC
By: /s/ James Pappas
Name: James Pappas
Title: Managing Member

JCP INVESTMENT MANAGEMENT, LLC

By: /s/ James Pappas
Name: James Pappas
Title: Managing Member

/s/ James Pappas
James Pappas

/s/ Todd Diener
Todd Diener

CUSIP No. 466096104	Page 19 of 19 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

Unless otherwise indicated, all transactions were effected on the open market.

1.	Ben Rosenzweig

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share1
11/9/2011	Purchase	340	$6.00
11/9/2011	Purchase	995	$6.00
9/27/2011	Purchase	1,694	$6.00

1 Not including any brokerage fees.

2.	JCP Investment Partnership, LP

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share1
1/31/2012	Purchase	2,700	$6.5996
1/20/2012	Purchase	400	$6.50
1/18/2012	Purchase	300	$6.34
1/17/2012	Purchase	332	$6.50
1/10/2012	Purchase	2,925	$6.65
1/4/2012	Purchase	400	$6.25
1/3/2012	Purchase	1,200	$6.24
12/30/2011	Purchase	1,697	$6.24
12/29/2011	Purchase	500	$6.25
12/28/2011	Purchase	2,973	$6.25
12/27/2011	Purchase	300	$6.25
12/23/2011	Purchase	8,153	$6.22
12/22/2011	Purchase	1,800	$6.21
12/13/2011	Purchase	178,135	$5.83

1 Not including any brokerage fees.